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                                                                         725348
                                                                  PRESS RELEASE

AEGON-CNOOC LIFE INSURANCE COMPANY STARTS ACTIVITIES IN CHINA

As from this week the joint venture between the AEGON Group and CNOOC with headquarters located in Shanghai starts activities in China. All the necessary regulatory approvals have been received. During the past year preparations have been completed as scheduled. Both AEGON and CNOOC welcome the opportunity to actually start doing business.

Joint venture

The joint venture provides the AEGON Group with an entry into the fast-growing Chinese insurance market. The AEGON Group is one of the world's largest listed insurance groups, with a strong emphasis on life insurance, pensions and related savings and investment products.

The establishment of the joint venture is consistent with CNOOC's strategy to build a portfolio of financial services investments. CNOOC's main activities are oil and gas exploration and production. It has a wide international experience and has entered into many ventures with international partners.

The joint venture is now headquartered in Pudong Lu Jia Zui area, Shanghai, and is ready for business expansion to other cities in China subject to relevant regulations, which according to the terms of the World Trade Organization agreement will be introduced in the near future. The joint venture will fully leverage the experience of the AEGON Group with regard to product design, customer service, distribution channels and management expertise to better serve the large Chinese market.

Commitment by combining strengths

In 2002 AEGON and CNOOC entered the joint venture as equal partners and each contributed 50% to the initial capital base of approximately USD 24 million (EUR 27 million; CNY 200 million). Both parties view their participation in the Chinese insurance market as a long-term commitment and are dedicated to contribute to its development.

AEGON will contribute its insurance expertise and management experience. CNOOC will contribute to this joint venture by sharing its knowledge of the Chinese economy and its experience in collaborating with international partners.

AEGON Group

AEGON N.V. is the holding company of one of the world's largest listed life insurance groups, ranked by market capitalization and assets. The Group was founded in 1983, with roots in the Netherlands extending back over 150 years. The AEGON Group is dedicated to creating better futures for all its stakeholders, operating through locally managed units in three major markets: the United States, the Netherlands and the United Kingdom. The Group is also present in a number of other countries, among which Canada, Hungary, Spain, Germany and Taiwan. The Group employs almost 26,000 people worldwide and has its headquarters in The Hague, the Netherlands. Close to 90% of AEGON's business is life insurance, pensions and related savings and investment products. The Group is also active in accident and health insurance, general insurance, and limited banking activities. AEGON recognizes that a modern company's license to operate is defined both by its ability to create value for shareholders and policyholders and its respect for wider corporate, social and environmental responsibilities.

CNOOC

China National Offshore Oil Corporation (CNOOC) is a state-owned company incorporated on 15 February 1982 with approval from the State Council. The corporation is fully authorized by the "Regulations of the People's Republic China on the Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises" which was promulgated by the State

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Council. CNOOC has the overall responsibility for the exploitation of offshore petroleum and natural gas resources in cooperation with foreign enterprises. Headquartered in Beijing, CNOOC -- registered with a capital of CNY 50 billion -- employs 21,000 people. It has a majority stake in CNOOC Ltd., a listed independent oil/gas company engaged in the E&P sector, owns China Offshore Oil Research Center, a chemicals company, three specialized services companies and five logistic companies and runs a petrochemicals joint venture company with Shell. In addition, it operates three overseas representative offices in Houston, Jakarta and Singapore. In 2002, CNOOC was recognized as "2002 Best Company, Asia" by The Asset magazine, "2002 Best Global Managed Company" by UK Financial Times, and "2002 Best Oil & Gas Company in Asia" by US Global Finance magazine.

Safe harbor

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as `believe', `estimate', `intend', `may', `expect', `anticipate', `predict', `project', `counting on', `plan', `continue', `want', `forecast', `should', `would', `is confident' and `will' and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

o changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;
o changes in the performance of financial markets, including emerging markets, including:
   - the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
   - the effects of corporate bankruptcies and/or accounting restatements (such as Enron and WorldCom) on the financial markets and the resulting decline in value of equity and debt securities we hold;
o  the frequency and severity of insured loss events;
o changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
o  changes affecting interest rate levels;
o changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;
o increasing levels of competition in the United States, The Netherlands, the United Kingdom and emerging markets;
o changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
o regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
o  acts of God, acts of terrorism and acts of war;
o  changes in the policies of central banks and/or foreign governments;
o  customer responsiveness to both new products and distribution channels;
o competitive, legal, regulatory or tax changes that affect the distribution cost of or demand for our products; and
o our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague/Shanghai, 6 May 2003
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AEGON N.V.
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